Annual General Meeting of Shareholders

Management Information Circular

This Management Information Circular, or Circular, is furnished in connection with the solicitation of proxies by and on behalf of the management of Trillium Therapeutics Inc. (formerly Stem Cell Therapeutics Corp.), or the Corporation, for use at our Annual General Meeting of shareholders to be held on May 27, 2015 at the time and place and for the purposes set out in the accompanying Notice of Annual General Meeting and any adjournment thereof.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Annual General Meeting, other than as contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

April 22, 2015

TRILLIUM THERAPEUTICS INC.

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders, or the Meeting, of Trillium Therapeutics Inc., or the Corporation, will be held at the offices of the Corporation at 96 Skyway Avenue, Toronto, ON M9W 4Y9, on May 27, 2015, at 3:00 pm (Toronto time), for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2014, together with the auditors’ report thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.

to reappoint Ernst & Young, LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Information Circular and the form of proxy are prepared in respect of the Meeting accompanying this notice.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy in the addressed envelope provided for that purpose.

DATED as of the 22nd day of April, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Dr. Calvin Stiller”

Dr. Calvin Stiller
Chair

In order to be represented by proxy at the Meeting, you must complete, date and sign the enclosed form of proxy or other appropriate form of proxy and, in either case, (i) deliver the completed proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, or (ii) vote using the Internet at www.investorvote.com, or (iii) vote using the Telephone at 1-866-732-VOTE(8683) from a touch tone telephone, no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof.

MANAGEMENT INFORMATION CIRCULAR

- ii -

96 Skyway Avenue
Toronto, Ontario
M9W 4Y9

MANAGEMENT INFORMATION CIRCULAR

Except where indicated otherwise, the following information is dated as at April 22, 2015 and all dollar amounts are in Canadian dollars.

SOLICITATION OF PROXIES

The information contained in this Management Information Circular, or the Circular, is furnished in connection with the solicitation of proxies by the management of Trillium Therapeutics Inc., or the Corporation, for use at the Annual General Meeting, or the Meeting, of the holders, or the Shareholders, of our common shares, or Common Shares, to be held on May 27, 2015 at 3:00 pm (Toronto time) at our offices at 96 Skyway Avenue, Toronto, Ontario, Canada, and at all adjournments or postponements thereof, for the purposes set forth in the Notice of Annual General Meeting of Shareholders, or the Notice.

The solicitation of proxies is being made by or on behalf of the management of the Corporation. We will bear the entire cost of solicitation of proxies including preparation, assembly, printing and mailing of this Circular, the Notice, and the form of proxy (or collectively, the Documents). Copies of the Documents are being sent by mail to those Shareholders entitled to receive notice of the Meeting. The Documents will also be furnished to banks, securities dealers, and clearing agencies, or Intermediaries, holding in their names our Common Shares, beneficially owned by others to forward to such beneficial owners. We are not sending proxy-related materials directly to non-registered holders who are non-objecting beneficial owners of Common Shares, but will make delivery through such Intermediaries. We will pay for Intermediaries to deliver proxy-related materials to non-registered holders who are objecting beneficial owners of Common Shares. Original solicitation of proxies by mail may be supplemented by telephone, facsimile or personal solicitation by our directors, officers, or other regular employees. No additional compensation will be paid to directors, officers, or other regular employees for such services.

APPOINTMENT OF PROXY HOLDERS

Shareholders may vote at the Meeting in person or by proxy. The persons named in the accompanying form of proxy are directors or executive officers of the Corporation. A Shareholder has the right to appoint a person other than the persons specified in such form of proxy (who need not be a shareholder of the Corporation) to attend and act on behalf of the Shareholder at the Meeting. To exercise this right, a Shareholder may either insert the name of the desired person in the blank space provided in the accompanying form of proxy, or complete another appropriate form of proxy.

Those Shareholders who wish to be represented by proxy at the Meeting, must complete, date and sign the enclosed form of proxy or other appropriate form of proxy and, in either case, (i) deliver the completed proxy to

Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, or (ii) vote using the Internet at www.investorvote.com, or (iii) vote using the Telephone at 1-866-732-VOTE(8683) from a touch tone telephone, no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof.

REVOCABILITY OF PROXY

A Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by the Shareholder or by his attorney, authorized in writing, or if the Shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, to Computershare Investor Services Inc., by delivery to 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, any time up to 4:30 pm (Toronto time) on the business day immediately preceding the date of the Meeting, or any adjournment or postponement thereof, or (ii) with the chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, prior to the time of voting and, upon either of such deposits, the earlier proxy shall be revoked.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The executive officers named in the enclosed form of proxy will vote or withhold from voting the Common Shares for which they are appointed proxy holders in accordance with the instructions of the Shareholder indicated on the form of proxy. In the absence of such instructions, the executive officers named in the enclosed form of proxy intend to vote the Common Shares represented by the proxy IN FAVOUR of each motion put forth by management of the Corporation.

If a Shareholder appoints a person, other than the executive officers named in the accompanying form of proxy to represent it, such person will vote the Common Shares for which they are appointed proxy holder in accordance with the instructions of the Shareholder indicated on the form of proxy. In the absence of such instructions, such person may vote the Common Shares for which they are appointed proxy holder at their discretion.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice, and with respect to any other matters, if any, which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendments, variations or other matters which are not now known to management should properly come before the Meeting, the persons named in the form of proxy will vote on such other business in accordance with their best judgment.

VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF

As at April 22, 2015, we have 7,122,640 Common Shares outstanding, each carrying the right to one vote. Only the holders of Common Shares of record at the close of business on April 22, 2015, or the Record Date, will be entitled to notice of, and to attend and vote at, the Meeting. Any transferee or person acquiring Common Shares after the Record Date may, on proof of ownership of such Common Shares, make a written demand, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote his or her Common Shares at the Meeting or any adjournment or postponement thereof.

As at the date hereof, to the knowledge of our directors and executive officers, no person beneficially owns, directly or indirectly or exercises control or direction over more than 10% of our issued and outstanding Common Shares.

As at April 22, 2015, we have 64,904,689 Series I Non-Voting Convertible First Preferred Shares convertible into 2,163,490 common shares, and 1,077,605 Series II Non-Voting Convertible Preferred Shares convertible into 1,077,605 common shares outstanding. The holders of Series I Non-Voting Convertible First Preferred Shares and Series II Non-Voting Convertible Preferred Shares shall be entitled to receive notice of and to attend the Meeting but shall not be entitled to vote with respect to the matters to be presented for approval at the Meeting as described in this information circular.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is provided to beneficial holders of our Common Shares who do not hold their Common Shares in their own name, or Beneficial Shareholders. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on our records as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Beneficial Shareholder’s name on our records. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the U.S., these Common Shares are registered under the name of Cede & Co. (the nominee of the Depository Trust Company, or DTC, that processes transfers of stock certificates on behalf of the DTC). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers or nominees are generally prohibited from voting Common Shares for their clients. We do not know for whose benefit the Common Shares registered in the name of CDS & Co. and Cede & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries or brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary or broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions, or Broadridge, in the United States and Canada. Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own name in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of our Registrar and Transfer Agent within the time period set out under the heading “Revocability of Proxy”, or by the Shareholder personally attending the Meeting and voting his or her Common Shares.

IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

BUSINESS OF THE MEETING

At the Meeting, Shareholders will be asked:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2014, together with the auditors’ report thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.

to reappoint Ernst & Young, LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Audited Consolidated Financial Statements and Auditors’ Report

Our audited consolidated financial statements for the year ended December 31, 2014, and the auditors’ report thereon will be submitted at the Meeting. No vote will be taken regarding our audited consolidated financial statements.

Election of Directors

The articles of the Corporation provide that we have not less than three and not more than ten directors, with the actual number of directors holding office from time to time to be determined by the board of directors. Currently, the board of directors is comprised of seven members, all of whom will be standing for re-election at the Meeting. Accordingly, seven directors are proposed to be elected at the Meeting. All directors so elected will, subject to our by-laws and to applicable laws, hold office until the close of the next annual meeting of Shareholders, or until their respective successors are elected or appointed.

All of the nominees are now members of the board of directors and have been since the dates indicated below. The term of each current director’s appointment will expire at the Meeting. At the Meeting, the nominees will be voted on individually and in accordance with applicable Canadian and U.S. securities legislation, the voting results for each nominee will be publicly disclosed.

The board of directors has adopted a majority voting policy to the effect that if a director nominee in an uncontested election receives a greater number of votes “withheld” than votes “for”, he or she must immediately tender his or her resignation to the board of directors. The corporate governance and nominating committee will consider the director’s offer to resign and make a recommendation to the board of directors whether to accept it or not. The board of directors shall accept the resignation unless there are exceptional circumstances, and the resignation will be effective when accepted by the board of directors. The board of directors shall make its final determination within 90 days after the date of the shareholder meeting and promptly announce that decision (including, if applicable, the exceptional circumstances for rejecting the resignation) in a news release. A director who tenders his or her resignation pursuant to the majority voting policy will not participate in any meeting of the board of directors or the corporate governance and nominating committee at which the resignation is considered. The majority voting policy does not apply to the election of directors at contested meetings; that is, where the number of directors nominated for election is greater than the number of seats available on the board of directors.

The persons designated in the enclosed proxy form, unless instructed otherwise, intend to vote FOR the election of the following nominees. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth for all persons proposed to be nominated for election as directors, the positions and offices with us now held by them, their present principal occupation and principal occupation for the preceding five years, if applicable, the periods during which they have served as our directors and the number of our Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of April 22, 2015.

Name
Present Office Held
Province/State and
Country of		Number of
Residence	Principal Business Activities, Other Principal Directorships and	Common
Position Held Since	Function	Shares
Luke Beshar D irector(1) New Jersey, USA March 10, 2014

Mr. Beshar was the Executive/Senior Vice President and Chief Financial Officer of NPS Pharmaceuticals, Inc., a global biopharmaceutical company from November 2007 to February 2015.

As an independent director, Mr. Beshar supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Nil
Henry Friesen Director(1)(2) Manitoba, Canada June 28, 2011

Dr. Friesen is a Distinguished University Professor Emeritus at University of Manitoba since October 2000.

As an independent director, Dr. Friesen supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Nil
Robert Kirkman Director (1) (3) Washington, USA December 17, 2013

Dr. Kirkman is President and Chief Executive Officer and director of Oncothyreon Inc., an oncology-focused biotechnology company since September 2006.

As an independent director, Dr. Kirkman supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Nil
Michael Moore Director(2)(3) Surrey, UK April 9, 2013

Dr. Moore is the Chair of MISSION Therapeutics Ltd. since 2012 and a board chair or director of several private biopharmaceutical companies in the UK. From 2004 to 2013, Dr. Moore was the Chair of Trillium Privateco, and from 2003 to 2008, Dr. Moore was the Chief Executive Officer and director of PIramed Ltd, a UK- based oncology company sold to Roche in 2008.

As an independent director, Dr. Moore supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Nil
Thomas Reynolds Director(2)(3) Washington, USA March 10, 2014

Dr. Reynolds is an independent biotechnology consultant since February 2013, and was Chief Medical Officer of Seattle Genetics, Inc., a biotechnology company focused on antibody-based therapies for the treatment of cancer from March 2007 to January 2013. Dr. Reynolds also sits on the board of MEI Pharma, Inc.

As an independent director, Dr. Reynolds supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Nil

Name
Present Office Held
Province/State and
Country of		Number of
Residence	Principal Business Activities, Other Principal Directorships and	Common
Position Held Since	Function	Shares
Calvin Stiller Director, Chair of the Board Ontario, Canada July 18, 2011	Dr. Stiller is the Chair of Ontario Institute for Cancer Research and Professor Emeritus at Western University. Dr. Stiller also sits on the board of Revera Corporation and Magor Corporation. As an independent director, Dr. Stiller supervises our management and helps to ensure compliance with our corporate governance policies and standards.	31,000
Niclas Stiernholm President and Chief Executive Officer, Director Ontario, Canada Director since July 18, 2011; President and Chief Executive Officer since April 9, 2013

Dr. Stiernholm is the President and Chief Executive Officer of Trillium since April 9, 2013 and was the President and Chief Executive Officer of Trillium Privateco since 2002. He joined Trillium from YM BioSciences where he was Executive Vice President and Chief Scientific Officer.

As President and Chief Executive Officer, Dr. Stiernholm is responsible for overseeing our strategic direction, executing business development plans and ensuring that our scientific programs remain funded and advance on schedule. As a director, Dr. Stiernholm participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Nil

Notes:

(1)	Member of our audit committee.
(2)	Member of our corporate governance and nominating committee.
(3)	Member of our compensation committee.

Appointment and Remuneration of the Auditors

Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, have been our auditors since August 25, 2004. The board of directors has proposed that Ernst & Young LLP be reappointed as our independent auditors for the year ending December 31, 2015 and that the board of directors be authorized to fix the auditors’ remuneration. A majority of the votes voted by the Shareholders represented at the Meeting is required to approve the appointment of our auditors.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting IN FAVOUR of the reappointment of Ernst & Young LLP as the Corporation’s auditors and the authorization of the board of directors to fix the auditors’ remuneration.

OTHER MATTERS COMING BEFORE THE MEETING

Management knows of no other matters to come before the Meeting other than as referred to in the Notice of Annual General Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated. As at December 31, 2014, we did not have any subsidiaries.

Compensation Discussion and Analysis

Our executive compensation policy is determined by the compensation committee of the board of directors. The compensation committee has general oversight of compensation of employees and executive officers.

In carrying out its duties and responsibilities in relation to compensation, the compensation committee:

(a)

annually assesses the competitiveness and appropriateness of the compensation package of the Chief Executive Officer, all other officers and such other key employees of the Corporation or any of our subsidiaries as may be identified by the Chief Executive Officer and approved by the Committee, or collectively the Designated Employees;

(b)

annually reviews the performance goals and criteria for the Chief Executive Officer and evaluates the performance of the Chief Executive Officer against such goals and criteria, and establishes the amount of regular and incentive compensation, if any, to be paid to the Chief Executive Officer;

(c)

annually reviews the Chief Executive Officer’s performance evaluation of Designated Employees and his recommendations with respect to the amount of regular and incentive compensation, if any, to be paid to such Designated Employees;

(d)

reviews any employment contracts or arrangements with each of the Designated Employees, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment;

(e)	reviews short term incentive or reward plans, incentive stock option plans and any other long-term or equity incentive plans; and

(f)	periodically reviews the compensation of the board of directors.

The objectives of our executive compensation program are to: (i) to attract, retain and motivate quality executives; (ii) align the interests of executives with those of our Shareholders; and (iii) to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions. The executive compensation program has been designed to reward executives for the reinforcement of our business objectives and values, the achievement of performance objectives and milestones, and their individual performance. To date, compensation has been informally benchmarked relative to representative biotechnology companies.

Compensation for our named executive officers, or NEOs, is comprised of four primary elements. These are set out below with the purpose of each element:

Compensation Element	Purpose
Salary	Cash payment designed to attract and retain key employees. Salary level takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO.
Short Term Incentive

Cash payment designed to align NEO performance with strategy, to reward the achievement of key milestones and to provide a competitive level of compensation. Short term incentive awards for target performance are set as a percentage of salary, with actual awards based on performance relative to specific targets. Target awards for each of the NEOs are as

    •     CEO 50% of salary

    •     Other NEOs 25% to 30% of salary

Long Term Incentive	Award of stock options designed to align NEO compensation with long term shareholder interests and to provide a competitive level of compensation.
Benefits and Group Registered Retirement Savings Plan	Companywide, modest benefits, designed to attract and retain key employees.

The salary of each executive is considered by the compensation committee each year. Any increases in salary will depend on the recent performance of the executive, his or her potential as a succession candidate for key roles and the executive’s development in the position.

Short term incentive awards for each NEO at target performance are set as a percentage of salary, with actual awards based on performance relative to specific targets. As soon as practical following the year end, the board of directors determines our performance against predetermined targets and milestones for that year. The resultant corporate performance determines each NEO’s executive’s short term incentive payment for the year.

Long-term incentives are awarded periodically to NEOs in the form of stock options. The board of directors takes into account previous stock option grants to a particular individual when considering new grants. The purpose and principal features of our stock option plan is set out under the heading “Option Based Awards – Stock Option Plan”.

Short Term Incentive Performance Metrics

The performance of the Named Executive Officers for the 2014 fiscal year was measured with respect to specific objectives in the following areas:

1)	SIRPaFc IND-enabling development progress
2)	SIRPaFc research support
3)	TSX and NASDAQ migration
4)	Other finance and human resources objectives.

The above objectives were weighted at 50%, 20%, 15% and 15% respectively in relation to assessment of achievement of overall corporate objectives and determination of any annual bonuses. On assessment of the objectives, the board determined that management exceeded the corporate goals and awarded an achievement of 105%. Incentive compensation related to the attainment of these objectives was paid in 2015. Similar performance metrics will be established for the year ending December 31, 2015.

Risk Oversight

In carrying out its mandate, the compensation committee reviews from time to time the risk implications of our compensation policies and practices, including those applicable to our executives. This review of the risk implications ensures that compensation plans, in their design, structures and application have a clear link between pay and performance and do not encourage excessive risk taking. Key considerations regarding risk management include the following:

  the compensation program provides that NEOs are compensated based on company-wide performance goals;

  there is a balance of short term performance incentives and long term equity-based awards that vest over time;

  compensation policies do not rely solely on the accomplishment of specific tasks without consideration to longer term risks and objectives.

For the reasons set forth below, the board of directors believes that our current executive compensation policies and practices achieve an appropriate balance in relation to our overall business strategy and do not encourage executives to expose the Corporation to inappropriate or excessive risks.

Since a significant feature of our current executive compensation practice is the awarding of stock options, and while such compensation is “at risk” (i.e. not guaranteed), stock options vest over a four year period and therefore encourage sustainable Common Share price appreciation and reduce the risk of actions which may have short-term advantages.

The base salaries set for our executives are intended to provide a steady income regardless of share price performance, allowing executives to focus on both near term and long term goals and objectives without undue reliance on short term share price performance or market fluctuations.

Compensation payable under our bonus plan is overseen by the compensation committee. The compensation committee does not consider the applicable periods set for bonus purposes to be heavily weighed to the short term and believes it has struck an appropriate balance between short-term performance incentives and long term awards that vest over time.

Hedging and Offsetting

We have a formal policy, the Employee and Insider Trading Policy, which prohibits its directors and officers from engaging in short sales of our securities or buying or selling puts, calls or other derivatives that are designed to hedge or offset a decrease in the market value of our securities.

Summary Compensation Table

Outlined below is a summary of the compensation paid, payable, awarded or granted by the Corporation to the President and Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer, and Vice President, Drug Development, or collectively the Named Executive Officers.

				Non-equity
		Salary	Option-based	incentive plan
Name and Principal Position	Year	earned	awards(1)	compensation(2)	Total
Niclas Stiernholm(3) (4)	2014	$390,000	$2,035,768	$204,750	$2,630,518
President & Chief Executive Officer	2013	217,500	262,679	120,000	600,179
Robert Uger(4)	2014	270,000	525,057	85,050	880,107
Chief Scientific Officer	2013	137,750	52,536	47,500	237,786
James Parsons(5)	2014	218,750	439,393	65,625	723,768
Chief Financial Officer	2013	106,042	26,268	25,000	157,310
	2012	93,525	-	-	93,525
Penka Petrova(4)	2014	205,000	321,467	53,813	580,280
Vice President, Drug Development	2013	90,625	26,268	31,250	148,143

Notes:

(1)

The option-based awards value is the grant date fair value of stock options granted in the year calculated in accordance with IFRS using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 5.8 years; risk free rate of 1.7%; dividend yield of 0; and expected volatility of 90%.

(2)	These payments reflect cash bonuses on the achievement of the 2014 corporate objectives.
(3)	Dr. Stiernholm was not compensated as a director.
(4)	Drs. Stiernholm, Uger and Petrova joined the Corporation as officers on April 9, 2013.
(5)	Mr. Parsons worked on a part-time basis until June 1, 2014 when he joined full-time. Mr. Parsons’ annual salary for 2014 was $250,000.

Option-Based Awards

Stock Option Plan

We have adopted a stock option plan, or the 2014 Stock Option Plan, that provides for the granting of stock options to officers, directors, employees and consultants of ours and our affiliates. The purpose of the 2014 Stock Option Plan is to advance our interests by encouraging our directors, officers and key employees and consultants retained to acquire common shares, thereby: (a) increasing the proprietary interests of such persons in us; (b) aligning the interests of such persons with the interests of our shareholders generally; (c) encouraging such persons to remain associated with us; and (d) furnishing such persons with an additional incentive in their efforts on behalf of us. As at December 31, 2014, pursuant to the 2014 Stock Option Plan, we were entitled to issue an additional 55,488 options.

The following is a summary only, and is qualified in its entirety by the terms and conditions of the 2014 Stock Option Plan.

Administration by the Board of Directors

The 2014 Stock Option Plan is administered by our board of directors which has final authority and discretion, subject to the express provisions of the 2014 Stock Option Plan, to interpret the 2014 Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the 2014 Stock Option Plan. This includes the discretion of our board of directors to decide who will participate in the 2014 Stock Option Plan, including directors, officers, employees or consultants, each a Participant. Our board of directors also has authority to delegate its duties to the compensation committee.

Expiry

Options granted under the 2014 Stock Option Plan, or the Options, are non-transferable, expire not later than ten years from the date of issuance and are exercisable as determined by our board of directors. In addition, notwithstanding the expiration date applicable to any Option, if an Option would otherwise expire during or immediately after a Blackout Period (as defined in the 2014 Stock Option Plan), then the expiration date of such Option shall be the 10th business day following the expiration of the Blackout Period, provided that in no event shall the period during which said Option is exercisable be extended beyond 10 years from the date such Option is granted to the Participant.

Exercise Price

The exercise price payable in respect of each Option may not be lower than the volume weighted average trading price of the common shares on the TSX over a period of five days preceding the date of grant.

Insider Participation Limit

The aggregate number of common shares issuable (or reserved for issuance) to insider Participants under the 2014 Stock Option Plan or any other security-based compensation arrangement of ours and our affiliates (including, without limitation, our 2014 Deferred Share Unit Plan, or the 2014 DSU Plan, may not at any time exceed 10% of the combined total number of common shares issued and outstanding (on a non-diluted basis) and the total number of common shares into which the outstanding preferred shares may be converted. Common shares issued to insider Participants under the 2014 Stock Option Plan or any other security-based arrangement of ours within a one-year period may not exceed 10% of the total number of common shares issued and outstanding (on a non-diluted basis) plus 10% of the total number of common shares into which the outstanding preferred shares may be converted.

Amendment Provisions

Our board of directors has the discretion to make amendments to the 2014 Stock Option Plan and any Options granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

  minor changes of a “housekeeping” nature;

  amending Options under the 2014 Stock Option Plan, including with respect to the Option period (provided that the period during which an Option is exercisable does not exceed ten years from the date the Option is granted and that such Option is not held by an insider Participant), vesting period, exercise method and frequency, exercise price of an Option (provided that such Option is not held by an insider Participant) and method of determining the exercise price, assignability and effect of termination of a Participant’s employment or cessation of the Participant’s directorship;

  changing the class of Participants eligible to participate under the 2014 Stock Option Plan;

  changing the terms and conditions of any financial assistance which may be provided by us to Participants to facilitate the purchase of common shares under the 2014 Stock Option Plan; and

  adding a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying common shares from the 2014 Stock Option Plan reserve.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the 2014 Stock Option Plan; (ii) any increase in the maximum number of common shares issuable under the 2014 Stock Option Plan; and (iii) any reduction in the exercise price or extension of the Option period benefiting an insider Participant, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX.

Termination, Resignation, Death, etc.

Options granted under the 2014 Stock Option Plan are, and will be, evidenced by an option agreement entered between us and the Participant. Options granted under the plan terminate immediately if a Participant is dismissed with cause. If a Participant ceases to hold any position as a Participant, by reason of retirement, resignation or termination, the vested options terminate within 120 days from cessation (or until the normal expiry of the Options if earlier). If a Participant ceases to hold any position as a Participant, by reason of retirement, resignation or termination, the vested options terminate within 120 days from cessation (or until the normal expiry of the Options if earlier). Under the 2014 Stock Option Plan, if a Participant dies, his options may be exercised by his legal representatives during the period of (and they shall terminate) one year following the date to the extent they were exercisable on the date of death. If a Participant ceases to be a director, officer or employee of, or consultant to, the Company or of one of our subsidiaries as a result of disability or illness preventing the Participant from performing the duties routinely performed by such Participant, vested options terminate 180 days from the date that the Participant ceases to serve in such capacities (or until the normal expiry date of the Options if earlier).

Change of Control

The 2014 Stock Option Plan provides that any Options outstanding immediately prior to the occurrence of a Change of Control (as defined in the plan), but which are not then exercisable, shall immediately vest and become fully exercisable upon the occurrence of a Change of Control.

Maximum Limit

The 2014 Stock Option Plan is a “rolling” and “reloading” stock option plan, meaning that Options may be granted for no more than 10% of the total number of common shares issued and outstanding (on a non-diluted basis) plus 10% of the total number of common shares into which the outstanding preferred shares may be converted in accordance with their terms less the number of any common shares reserved for issuance to insiders of ours pursuant to the 2014 DSU Plan. Each exercise of Options will result in a corresponding increase in the number of Options available for granting under the 2014 Stock Option Plan, up to the 10% aggregate maximum limit. There are additional restrictions in the 2014 Stock Option Plan with regard to the number of Options that may be granted which include the restriction that the aggregate number of Options granted in any 12 month period to any one person cannot exceed 5% of the aggregate total number of issued and outstanding common shares (on a non-diluted basis) and common shares into which the outstanding preferred shares may be converted in accordance with their terms.

Other Terms

Any consolidation or subdivision of common shares will be reflected in an adjustment to the stock options. Options granted under the 2014 Stock Option Plan are non-transferrable and non-assignable, and the Corporation does not provide any financial assistance in connection with option awards.

Outstanding Option-Based Awards (NEOs)

The following table sets forth all awards outstanding as at December 31, 2014 held by Named Executive Officers under the 2014 Stock Option Plan, as awards under the 2014 Stock Option Plan are considered “option-based awards” under applicable securities laws.

	Option-based Awards
	Number of			Value of
	securities			unexercised
	underlying	Option	Option	in-the-money
Name and Office Held	unexercised options	exercise price	expiration date	options(1)
Niclas Stiernholm	1,667	$30.00	Jul 18, 2016	Nil
President &Chief	42,505	$7.50	Apr 8, 2023	$126,240
Executive Officer and	159,768	$10.35	Apr 27, 2024	$19,172
Director	134,848	$8.34	May 27, 2024	$287,226
Robert Uger	8,501	$7.50	Apr 8, 2023	$25,248
Chief Scientific Officer	42,067	$10.35	Apr 27, 2024	$5,048
	33,712	$8.34	May 27, 2024	$71,807
James Parsons	417	$30.00	Aug 25, 2016	Nil
Chief Financial Officer	4,250	$7.50	Apr 8, 2023	$12,623
	36,204	$10.35	Apr 27, 2024	$4,344
	26,970	$8.34	May 27, 2024	$57,446

Penka Petrova	4,250	$7.50	Apr 8, 2023	$12,623
Vice President, Drug	26,090	$10.35	Apr 27, 2024	$3,131
Development	20,227	$8.34	May 27, 2024	$43,084

Note:

(1)

The value of the unexercised “in-the-money” options as at December 31, 2014 has been determined based on the excess of the closing price on such date of the common shares on the TSX of $10.47 per common share over the exercise price of such options.

Value Vested or Earned During the Year (NEOs)

The following table sets forth the value of the awards that vested for each Named Executive Officer under the 2014 Stock Option Plan in 2014 as well as non-equity incentive plan compensation earned during the financial year ended December 31, 2014.

	Option-based		Non-equity incentive
	awards – Value	Share-based awards	plan compensation –
	vested during the	– Value vested	Value earned during
Name and Office Held	year(1)	during the year	the year
Niclas Stiernholm
President & Chief Executive Officer and Director	$36,128	N/A	$204,750
Robert Uger
Chief Scientific Officer	$7,227	N/A	$85,050
James Parsons
Chief Financial Officer	$3,611	N/A	$65,625
Penka Petrova
Vice President, Drug
Development	$3,611	N/A	$53,813

Notes:

(1)

Aggregate dollar value that would have been realized by determining the difference between the closing market price of our Common Shares on the TSX and the exercise price of the underlying option on each date during the fiscal year when an option award vested.

Securities Authorized for Issuance under Equity Compensation Plan

The following table sets out information concerning the number and price of securities to be issued under our equity compensation plans as at December 31, 2014.

Equity Compensation Plan Information

Number of securities
	Number of securities		remaining available for
	to be issued upon	Weighted-average	future issuance under
	exercise of	exercise price of	equity compensation plans
	outstanding options,	outstanding options,	(excluding securities
	warrants and rights	warrants and rights	reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	618,918	$9.76	55,488
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	618,918	$9.76	55,488

Share-based Awards 2014 DSU Plan

Our shareholders approved the 2014 DSU Plan on May 27, 2014. The 2014 DSU Plan is intended to promote a greater alignment of long term interests between non-executive directors and executive officers and our shareholders through the issuance of DSUs. Since the value of a DSU increases or decreases with the market price of the common shares, DSUs reflect a philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. Our board of directors intends to use DSUs issued under the 2014 DSU Plan, as well as Options issued under the 2014 Stock Option Plan, as part of our overall director and executive officer compensation program. A total of 28,777 units were issued and outstanding as at December 31, 2014.

Overview of the 2014 DSU Plan

The 2014 DSU Plan provides that, subject to the terms of the 2014 DSU Plan and such other conditions as our board of directors (or compensation committee of our board of directors after delegation by authority from our board of directors) may impose, an executive officer or director of ours, each an Eligible Person, shall receive his or her Total Compensation in the form of DSUs. The term “Total Compensation” includes annual and special bonuses payable to directors and executive officers and, in the case of directors, directors fees (including annual board retainers, fees for serving as chair of our board of directors and/or as a chair or member of any committee of our board of directors, for attending meetings of our board of directors or any committee thereof, and any other fees payable to directors) in the form of DSUs. Our board of directors may use DSUs to pay bonuses and directors fees either alone or in conjunction with cash, or any combination of DSUs and cash.

The number of DSUs (including fractional DSUs, computed to three digits) to be credited to an Eligible Person for services will be determined by dividing the awarded amount by the fair market value as at the last trading day before the date the awarded amount is declared by our board of directors. “Fair Market Value” of the common shares is the volume weighted average trading price of the common shares on the TSX for the five days immediately preceding the date in question.

An Eligible Person who has ceased to be a director or executive officer (other than as a result of death) may elect to receive one common share in respect of each whole DSU credited to the Eligible Person’s account by filing with us a notice of redemption in the form and by the time stipulated in the 2014 DSU Plan. If the Eligible Person does not make the election on a timely basis, the Eligible Person will be deemed to have elected to redeem all of his or her DSUs. The issuance of the common shares will be made by us as soon as reasonably possible following the election to redeem the DSUs, or being deemed to have been made, by the Eligible Person.

Maximum Number of Shares Issuable under the Plan

The “Outstanding Issue” means the combined total of the number of common shares outstanding and the number of common shares into which the preferred shares outstanding (on a non-diluted basis) may be converted in accordance with their terms. The maximum number of common shares reserved for issuance under the 2014 DSU Plan is 66,667, which is approximately 0.6% of the current Outstanding Issue, subject to adjustment.

The 2014 DSU Plan provides that the maximum number of common shares that may be reserved for issuance to Insiders (as that term is defined in the TSX’s rules) pursuant to the 2014 DSU Plan, together with any common shares issuable pursuant to any other securities-based compensation arrangement of ours (including the 2014 Stock Option Plan), will not exceed 10% of the Outstanding Issue.

In addition, the maximum number of common shares that may be issued to Insiders under the 2014 DSU Plan, together with any common shares issued to Insiders pursuant to any other securities-based compensation arrangement of ours (including the 2014 Stock Option Plan), within any one year period, will not exceed 10% of the Outstanding Issue. Also, in no event, may the number of common shares reserved for issuance to any one person pursuant to the 2014 DSU Plan and the 2014 Stock Option Plan exceed 5% of the Outstanding Issue.

Transferability

DSUs and any other rights, benefits or interests in the 2014 DSU Plan are non-transferable, except that if the Eligible Person dies, the legal representatives of the Eligible Person will be entitled to receive the amount of any payment otherwise payable to the Eligible Person in accordance with the provisions 2014 DSU Plan.

Amendments to the 2014 DSU Plan

Our board of directors has the discretion to make amendments to the 2014 DSU Plan and any DSUs granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes may include, without limitation:

• minor changes of a “housekeeping” nature;
• amending the terms of DSUs under the 2014 DSU Plan and method of determining the awarded amount and the number of DSUs that may be issued to an Eligible Person, and the assignability and effect of terminated service of an Eligible Person;
• changing the class of Eligible Persons; and
• changing the method and procedures to be followed with regard to the issuance of DSUs under the 2014 DSU Plan.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the 2014 DSU Plan; (ii) any increase in the maximum number of common shares issuable under the 2014 DSU Plan; and (iii) such other matters that may require shareholder approval under the rules and policies of the TSX.

Termination of Service

An Eligible Person who has terminated service may elect to receive one common share in respect of each whole DSU credited to the Eligible Person’s account, by filing a notice of redemption in the form prescribed from time to time by us on or before December 15 of the first calendar year commencing after the date on which the Eligible Person has terminated service. If the Eligible Person fails to file such notice on or before that December 15, the Eligible Person will be deemed to have filed a notice of redemption on that December 15 and will be deemed to have elected to redeem all of his or her DSUs. The date on which a notice is filed or deemed to be filed with the Secretary of the Company is the “Filing Date”. We may defer the Filing Date to any other date if such deferral is, in the sole opinion of ours, desirable to ensure compliance the 2014 DSU Plan. There are no causes of cessation of entitlement under the 2014 DSU Plan, including termination for or without cause.

In the event of the death of an Eligible Person, we will, within two months of the Eligible Person’s death, pay cash equal to the Fair Market Value of the shares which would be deliverable to the Eligible Person if the Eligible Person had terminated service in respect of the DSUs credited to the deceased Eligible Person’s account (net of any applicable withholding tax) to or for the benefit of the legal representative of the Eligible Person. The Fair Market Value will be calculated on the date of death of the Eligible Person.

The foregoing is a summary only, and is qualified in its entirety by the terms and conditions of the 2014 DSU Plan.

Performance Graph

The following graph compares the total shareholder return of $100 invested in our Common Shares with the total return of the S&P/TSX Composite Index.

Year Return on Investment
December 31, 2009 to December 31, 2014
2009 = $100

The performance trend shown by the above graph does not reflect the trend in our compensation to Named Executive Officers reported over the same period. The market price of the Common Shares, similar to the share prices of many publicly-traded biotechnology companies, has historically been highly volatile. Our approach to compensation is designed to attract and retain quality executives while promoting long-term profitability and maximizing shareholder value. Our Named Executive Officers are compensated on the basis of individual and corporate performance and compensation is benchmarked to other life sciences companies, rather than on factors strictly tied to the short term performance of our common shares in the market.

Termination of Employment, Change of Control and Employment Contracts

Effective June 3, 2014, we entered into an employment agreement with Niclas Stiernholm which has an indefinite term and provides for his employment as Chief Executive Officer. The agreement provides for an annual base salary of $390,000 and participation in our short term incentive plan and stock option plan. Dr. Stiernholm’s agreement provides for severance pay of 15 months of salary plus bonus if terminated without cause and 18 months of salary plus bonus if terminated without cause in connection with a change in control. If Dr. Stiernholm’s employment is terminated without cause in connection with a change in control, all unvested stock options will also immediately vest. The estimated additional payment to Dr. Stiernholm in the case of termination without cause, assuming that a termination took place on December 31, 2014 is $690,469. In the case of termination without cause in connection with a change in control, the incremental severance plus in the money value of accelerated vesting of stock options is $570,732.

Effective June 3, 2014, we entered into an employment agreement with Robert Uger which has an indefinite term and provides for his employment as Chief Scientific Officer. The agreement provides for an annual base salary of $270,000 and participation in our short term incentive plan and stock option plan. Dr. Uger’s agreement provides for severance pay of nine months base salary if terminated without cause. If Dr. Uger’s employment is terminated without cause in connection with a change in control, all unvested stock options will also immediately vest. The estimated additional payment to Dr. Uger in the case of termination without cause, assuming that a termination took place on December 31, 2014 is $202,500. In the case of termination without cause in connection with a change in control, the incremental in the money value of accelerated vesting of stock options is $102,103.

Effective June 3, 2014, we entered into an employment agreement with James Parsons which has an indefinite term and provides for his employment as Chief Financial Officer. The agreement provides for an annual base salary of $250,000 and participation in our short term incentive plan and stock option plan. Mr. Parsons’ agreement provides for severance pay of nine months base salary if terminated without cause. If Mr. Parsons’ employment is terminated without cause in connection with a change in control, all unvested stock options will also immediately vest. The estimated additional payment to Mr. Parsons in the case of termination without cause, assuming that a termination took place on December 31, 2014 is $187,500. In the case of termination without cause in connection with a change in control, the incremental in the money value of accelerated vesting of stock options is $74,413.

Effective June 3, 2014, we entered into an employment agreement with Penka Petrova which has an indefinite term and provides for her employment as Vice President, Drug Development. The agreement provides for an annual base salary of $205,000 and participation in our short term incentive plan and stock option plan. Dr. Petrova’s agreement provides for severance pay of six months base salary if terminated without cause. If Dr. Petrova’s employment is terminated without cause in connection with a change in control, all unvested stock options will also immediately vest. The estimated additional payment to Dr. Petrova in the case of termination without cause, assuming that a termination took place on December 31, 2014 is $102,500. In the case of termination without cause in connection with a change in control, the incremental in the money value of accelerated vesting of stock options is $58,838.

Stock Option Plan

If an optionholder ceases to be our director, officer, consultant or employee or our service provider due to retirement, resignation or termination, such optionholder may exercise his or her options to the extent that the optionholder was entitled to exercise his or her options at the date of such cessation, for 120 days after the optionholder ceases to be a director, officer, consultant, employee or service provider, or until the normal expiry date of the subject options, whichever is earlier.

In the event of the death of any optionholder, the legal representatives of the deceased optionholder shall have the right for a period of 1 year (or until the normal expiry date of the option rights of such Participant if earlier) from the date of death of the optionholder to exercise the deceased optionholder’s option with respect to all of the Optioned Shares of the deceased optionholder to the extent they were exercisable on the date of death. Upon the expiration of such period, all unexercised option rights of the deceased optionholder shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased optionholder under the 2014 Stock Option Plan.

Director Compensation

For the year ended December 31, 2014, each independent director was compensated with an annual cash retainer of $40,000 and annual DSUs with a value of $40,000. Directors also received the following additional annual fees: chair of the board of directors $40,000; chair of the audit committee $16,000; chair of the corporate governance and nominating committee and chair of the compensation committee $10,000; member of the audit committee $8,000; and member of the corporate governance and nominating committee and member of the compensation committee $5,000. In addition, each independent director was entitled to reimbursement for reasonable expenses incurred in such capacity as a director, including travel and other out-of-pocket expenses relating to meetings of the board of directors and any committee meetings. Compensation paid to the independent directors for the year ended December 31, 2014 and DSUs issued to them for their services as a director and committee member were as follows:

		Share-based	Option-based
Name and Principal Position	Fees earned	awards	awards(1)	Total
Luke Beshar(2)
Director	$49,333	$40,000	$92,257	$181,590
Henry Friesen
Director	58,000	40,000	-	98,000
Robert Kirkman(2)
Director	53,000	40,000	74,693	167,693
Michael Moore(2)
Director	55,000	40,000	-	95,000
Thomas Reynolds(2)
Director	43,333	40,000	92,257	175,590
Calvin Stiller
Director, Chair	80,000	40,000	-	120,000
David Allan(3)
Executive Chair and Director	10,416	-	-	10,416
James DeMesa(4)
Director	5,528	-	-	5,528
Dean Peterson(4)
Director	5,000	-	-	5,000

Notes:

(1)

The option-based awards value is the grant date fair value of stock options granted in the year calculated in accordance with IFRS using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 5.8 years; risk free rate of 1.7%; dividend yield of 0; and expected volatility of 90%.

(2)	Dr. Moore, Dr. Kirkman, Mr. Beshar and Dr. Reynolds were appointed to our board of directors on April 9, 2013, December 17, 2013, March 10, 2014, and March 10, 2014, respectively.
(3)

Mr. Allan was an officer to May 31, 2013, and a consultant thereafter. Mr. Allan received $2,500 in compensation as a director and $7,916 as a consultant. Mr. Allan resigned as a director and ceased being a consultant on January 25, 2014.

(4)	Dr. DeMesa resigned as a director on March 7, 2014. Mr. Peterson resigned as a director on March 6, 2014.

Outstanding Option-Based Awards - Directors

The following table sets forth all outstanding awards held by our independent directors as at December 31, 2014 under the 2014 Stock Option Plan as awards under the 2014 Stock Option Plan are considered “option based awards” under applicable securities laws.

	Option-based Awards
	Number of
	securities			Value of
	underlying			unexercised
Name and Principal	unexercised	Option	Option	in-the-money
Position	options	exercise price	expiration date	options(1)
Luke Beshar(2)
Director	6,667	$18.90	Mar 6, 2024	Nil
Henry Friesen	1,667	$30.00	Jun 28, 2016	Nil
Director	4,500	$7.50	Apr 8, 2023	$13,365
Robert Kirkman(2)
Director	6,667	$15.30	Jan 29, 2024	Nil
Michael Moore
Director	4,000	$7.50	Apr 8, 2023	$11,880
Thomas Reynolds(2)
Director	6,667	$18.90	Mar 6, 2024	Nil
Calvin Stiller	1,667	$30.00	Jul 18, 2016	Nil
Director, Chair	4,000	$7.50	Apr 8, 2023	$11,880
James DeMesa(3)	1,333	$30.00	Mar 7, 2015	Nil
Director	3,333	$7.50	Mar 7, 2015	$9,899
Dean Peterson(3)	1,667	$30.00	Mar 6, 2015	Nil
Director	3,333	$7.50	Mar 6, 2015	$9,899

Notes:

(1)

The value of the unexercised “in-the-money” options as at December 31, 2014 has been determined based on the excess of the closing price on such date of the common shares on the TSX of $10.47 per common share over the exercise price of such options.

(2)	Mr. Beshar and Dr. Reynolds were appointed to our board of directors March 10, 2014.
(3)	Dr. DeMesa resigned as a director on March 7, 2014. Mr. Peterson resigned as a director on March 6, 2014.

Outstanding Share-based Awards - Directors

The following table sets forth all outstanding awards held by our independent directors as at December 31, 2014 under the 2014 DSU Plan as awards under the 2014 DSU Plan are considered “share-based awards” under applicable securities laws.

	Number of
	securities
	underlying
Name and Principal Position	DSUs	Value of DSUs(1)
Luke Beshar
Director	4,796	$50,216
Henry Friesen
Director	4,796	$50,216
Robert Kirkman
Director	4,796	$50,216
Michael Moore
Director	4,796	$50,216
Thomas Reynolds
Director	4,796	$50,216
Calvin Stiller
Director, Chair	4,796	$50,216

Notes:

(1)	The value of the DSUs as at December 31, 2014 has been determined based on the number of DSUs multiplied by the closing price of the common shares on the TSX of $10.47 on such date.

Value Vested or Earned During the Year - Directors

The following table sets forth the value of the awards that vested for each independent director under the 2014 Stock Option Plan in 2014. None of the independent directors earned any non-equity incentive plan compensation during 2014. Only the options which vested during the 2014 fiscal year that were “in-the-money” are reported in the table below.

			Non-equity incentive
	Option-based awards	Share-based awards –	plan compensation –
	– Value vested during	Value vested during the	Value earned during
Name and Principal Position	the year(1)	year	the year
Luke Beshar(2)
Director	Nil	$40,000	N/A
Henry Friesen
Director	$3,825	$40,000	N/A
Robert Kirkman
Director	Nil	$40,000	N/A
Michael Moore
Director	$3,402	$40,000	N/A
Thomas Reynolds(2)
Director	Nil	$40,000	N/A
Calvin Stiller
Director, Chair	$3,402	$40,000	N/A
James DeMesa(4)
Director	$25,331	N/A	N/A
Dean Peterson(4)
Director	$23,998	N/A	N/A

Notes:

(1)

Aggregate dollar value that would have been realized by determining the difference between the closing market price of our Common Shares on the TSX and the exercise price of the underlying option on each date during the fiscal year when an option award vested.

(2)	Mr. Beshar and Dr. Reynolds were appointed to our board of directors on March 10, 2014.
(3)	Mr. Allan resigned as a director and ceased being a consultant on January 25, 2014.
(4)	Dr. DeMesa resigned as a director on March 7, 2014. Mr. Peterson resigned as a director on March 6, 2014.

REGULATORY MATTERS AND BANKRUPTCIES AND INSOLVENCIES

No nominee for director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, other than routine indebtedness as defined under applicable securities laws, there exists no indebtedness of any of the directors or executive officers to us.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person, proposed director or any associate or affiliate of an informed person or proposed director of ours had a material interest, direct or indirect, in any transaction or proposed transaction during the year ended December 31, 2014 that materially affected or would materially affect us.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, of any director or nominee for director, executive officer or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

National Instrument 52-110 Audit Committees, or NI 52-110, requires us to disclose annually certain information relating to our audit committee and its relationship with our independent auditors. This information may be found in the in our audit committee charter attached as Schedule “A”.

Audit Committee Description

Our audit committee is comprised of a minimum of three members, each of whom, in the determination of our board of directors, satisfies the independence, financial literacy and experience requirements of applicable U.S. and Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

In particular:

  each member shall be (a) an “Independent Director,” as defined in NASDAQ Stock Market Rule 5605(a)(2), and (b) “independent” within the meaning of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, and the determination of independence will be affirmatively made by our board annually, provided that our board may elect to take advantage of any exemption from such requirements provided in the rules of NASDAQ or the Exchange Act;
  each member shall meet the independence and financial literacy requirements set forth in Canadian National Instrument 52- 110 Audit Committees;
  each member shall not have participated in the preparation of the financial statements of ours (or any then current subsidiary of ours) at any time during the past three years;
  each member shall be able to read and understand fundamental financial statements in accordance with the audit committee requirements for companies listed on NASDAQ in NASDAQ Stock Market Rule 5605(c)(2)(A)(iv); and
  at least one (1) member shall, in the judgment of our board, be an “audit committee financial expert” within the meaning of such term in Item 407(d) of Regulation S-K under the Securities Act.

The purpose of our audit committee is to assist our board of directors in:

  overseeing the integrity of our financial statements and our accounting and financial reporting processes and financial statement audits;
  overseeing our compliance with legal and regulatory requirements;
  overseeing the qualifications and independence of our registered public accounting firm (independent auditor);
  overseeing the performance of our independent auditor; and
  overseeing the design, implementation and ongoing effectiveness of our systems of disclosure controls and procedures, risk management systems, internal control over financial reporting and compliance with ethical standards adopted by us.

Composition of the Audit Committee

Our audit committee members are Mr. Luke Beshar (chair), Dr. Henry Friesen and Dr. Robert Kirkman, each of whom is a non-executive member of our board of directors. Our board of directors has determined that each of the members of our audit committee is financially literate and has sufficient financial expertise, and is independent within the meaning of such term in the rules of NASDAQ, the SEC and Canadian provincial securities regulatory authorities. Our board of directors has determined that Mr. Luke Beshar is a financial expert in accordance with the rules and regulations of the SEC.

Relevant Education and Experience

The following describes the education and experience of each audit committee member that is relevant in the performance of his responsibilities as an audit committee member:

Luke Beshar, CPA - Director, Chair of the Audit Committee

Mr. Beshar was Executive Vice President and Chief Financial Officer of NPS Pharmaceuticals until February 2015 when the company was sold to Shire plc. He joined NPS Pharmaceuticals in 2007 and has been responsible for financial management, investor relations, information technology, technical operations, supply-chain management, facilities, project management, contracts and outsourcing and strategic and alliance management. Prior to joining NPS, Mr. Beshar served as Executive Vice President and Chief Financial Officer of Cambrex Corporation, a global life sciences company. Mr. Beshar began his career with Arthur Andersen & Co. and is a certified public accountant. He obtained his bachelor’s degree in Accounting and Finance from Michigan State University and is a graduate of The Executive Program at the Darden Graduate School of Business at the University of Virginia.

Dr. Henry Friesen - Director

Dr. Friesen was the President of the Canadian Government’s Medical Research Council, and the architect and lead champion for the creation the Canadian Institutes for Health Research, President of the National Cancer Institute of Canada and President of the Canadian Society for Clinical Investigation. He is the Past Founding Chair of Genome Canada. A Fellow of the Royal Society of Canada, Dr. Friesen was named a Companion of the Order of Canada and was inducted into the Canadian Medical Hall of Fame in 2001 and, later the Order of Manitoba. He was also awarded the Gairdner Foundation Wightman Award, the McLaughlin Medal of the Royal Society of Canada, and the Koch Medal, the highest award of the Endocrine Society. He was presented with the Frederic Newton Gisborne Starr Award by the Canadian Medical Association, the association’s highest award, in 2006. Dr. Friesen also holds eight Honorary Doctorates from Canadian universities.

Dr. Robert Kirkman - Director

Dr. Kirkman has served as Oncothyreon’s President and Chief Executive Officer since September 2006. From 2005 to 2006, he was acting President and Chief Executive Officer of Xcyte Therapies, which concluded a merger with Cyclacel Pharmaceuticals, both development-stage biopharmaceutical companies, in March of 2006. From 2004 to 2005, Dr. Kirkman was Chief Business Officer and Vice President of Xcyte. From 1998 to 2003, Dr. Kirkman was Vice President, Business Development and Corporate Communications of Protein Design Labs, a biopharmaceutical company. Dr. Kirkman holds a M.D. degree from Harvard Medical School and a B.A. in economics from Yale University.

Audit Committee Oversight

Since the commencement of our most recently completed fiscal year and adoption of the audit committee charter, the board of directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

We have not relied on the exemptions contained in section 2.4 or Part 8 of NI 52-110 in the most recently completed fiscal period.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of audit and non-audit services as set out in our Auditor Services Pre-Approval Policy.

External Auditors Service Fees (By Category)

The aggregate fees billed and accrued by our external auditor in the last two fiscal years for auditor service fees was as follows:

		Audit Related
Financial Year Ending	Audit Fees(1)	Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2014	$313,820	Nil	$2	Nil
December 31, 2013	$95,000	Nil		Nil

Notes:

(1)

“Audit fees” are the aggregate fees billed by Ernst & Young LLP for the audit of Trillium’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. During 2014, the services also consisted of fees related to the filing of a base shelf prospectus and procedures for the Form 20-F filing. For 2013, the services consisted of fees related to incremental audit procedures related to the purchase price allocation of Trillium.

(2)

“Audit-related fees” are fees charged by Ernst & Young LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Trillium’s financial statements and are not reported under “Audit Fees.”

(3)	“Tax fees” are fees billed by Ernst & Young LLP for tax compliance, tax advice and tax planning.

(4)	“All other fees” are fees billed by Ernst & Young LLP for services not described above.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the board of directors, the members of which are elected by and accountable to the Shareholders, and accounts for the role of management who are appointed by the board of directors and charged with our day to day management. The board of directors and senior management consider good corporate governance to be central to our effective and efficient operations. National Instrument 58-101 Disclosure of Corporate Governance Practices, or NI 58-101, requires us to disclose annually in our Circular certain information concerning its corporate governance practices, as set forth below.

Board of Directors

The board of directors facilitates its exercise of independent supervision over our management through a combination of formal meetings of the board of directors and informal discussions amongst board members. The corporate governance and nominating committee oversees all governance matters and looks to our management to keep it apprised of all significant developments affecting the Corporation and its operations. All major acquisitions, dispositions, investments and contracts and other significant matters outside the ordinary course of our business are subject to approval by the board of directors.

During the most recently completed financial year ended December 31, 2014, the board of directors held seven formal board meetings. The remaining decisions during the year were passed by written resolution following informal discussions amongst the directors and management.

The board of directors functions independently as a majority of the members of the board of directors are not involved in management. Also, when appropriate, the board of directors excuses management from meetings and conducts business and makes decisions exclusive of management. During 2014, four such in-camera sessions were held. In addition, each committee of the board of directors is comprised of independent directors who also periodically hold in-camera sessions.

We have written descriptions of the roles of the board chair, each of the board committee chairs and the Chief Executive Officer. The responsibilities of the chair of the board of directors includes: (i) chairing meetings of the board of directors; (ii) in consultation with board members and the Chief Executive Officer set the agendas for the meetings of the board of directors; (iii) in collaboration with the chairs of the board committees and the Chief Executive Officer, ensure that agenda items for all committee meetings are ready for presentation and that adequate information is distributed to members in advance of such meetings in order that members may properly inform themselves on matters to be acted upon; (iv) assigning work to members; (v) acting as liaison and maintaining communication with the Chief Executive Officer and board members to optimize and co-ordinate input from directors, and to optimize the effectiveness of the board of directors and its committees; and (vi) providing leadership to the board of directors with respect to its functions and mandate.

The board of directors has a written mandate called the Corporate Governance Guidelines to provide a concise description of the corporate governance obligations, principles and practices of our Board of Directors. The core responsibilities of the Board include: CEO and key executive officer selection; the creation of a culture of integrity throughout the organization; adopting a strategic planning process and understanding and approving Company strategy, annual budgets and business plans; overseeing major investments, capital expenditures and acquisitions; the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks; establishing officer and Board compensation; succession planning; adopting a communication policy; overseeing the adequacy and effectiveness of the Company’s system of internal control over financial reporting and disclosure controls and procedures; and developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines. The board of directors delineates its role and responsibilities by overseeing the conduct of the business of the Corporation and the activities of management who are responsible for the day-to-day conduct of the business of the Corporation. The board of directors further operates by delegating certain of its authorities to management and by reserving certain powers to itself. The board of directors retains the responsibility of managing its own affairs including selecting its chair, nominating candidates for election to the board, constituting committees of the full board of directors and determining compensation for the directors. Subject to the Corporation’s constating documents, the board of directors may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the board. Each of the committees of the board of directors has a charter which sets out the responsibilities of the committee and the role of the chair of each committee.

Board Composition; Term of Office

Our board of directors currently consists of seven members. Our board of directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed, unless their office is vacated earlier. Our current board of directors was elected at the annual general meeting of shareholders on May 27, 2014.

Director Independence

As a foreign private issuer, under the listing requirements and rules of the NASDAQ Capital Market, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules. Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Our board of directors determined that six of our seven directors are “independent” directors as defined under Ontario Securities Commission National Instrument 52-110 Audit Committees and current rules and regulations of the SEC and the listing standards of the NASDAQ Capital Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence.

Board and Committee Meetings Held for the Year Ended December 31, 2014

	Number of
	Meetings	Dates of Meetings
		Jan 26, Jan 29, Mar 6, Mar 27,
Board of Directors	7	Apr 17, Aug 19, Nov 12

Audit Committee	4	Mar 27, May 9, Aug 11, Nov 11

Corporate Governance and
Nominating Committee	4	Jan 27, Mar 3, Aug 19, Nov 12
Compensation Committee	3	Jan 29, Mar 31, Apr 17
Total Number of Meetings Held	18

Attendance of Directors for the Year Ended December 31, 2014

			Corporate
			Governance	Compensation
		Audit Committee	Committee	Committee
	Board Meetings	Meetings	Meetings	Meetings
Director	Attended	Attended(1,2)	Attended(2)	Attended(2)
Luke Beshar(3)	4	4	-	-
Henry Friesen	7	4	4	-
Robert Kirkman	6	4	-	3
Michael Moore	6	-	4	3
Thomas Reynolds(3)	4	-	2	3
Niclas Stiernholm	7	-	-	-
Calvin Stiller	7	-	-	-
James DeMesa(4)	2	-	-	-
Dean Peterson(4)	2	-	-	-

Notes:

(1)	Audit committee attendance is determined based on membership of the audit committee during the year ended December 31, 2014.
(2)	Committee attendance results above are recorded only for committee members. If non-committee members attend a committee meeting, their attendance is not recorded above.
(3)	Mr. Beshar and Dr. Reynolds were appointed to our board of directors on March 10, 2014.
(5)	Dr. DeMesa resigned as a director on March 7, 2014. Mr. Peterson resigned as a director on March 6, 2014.

Directorships

Each of our directors is also a director of other Reporting Issuers, as described below:

DIRECTOR	COMPANY
Dr. Robert Kirkman	Oncothyreon Inc.
Dr. Thomas Reynolds	MEI Pharma, Inc.

Orientation and Continuing Education

We have a formal onboarding process for new directors. The onboarding process includes suggested reading for the new director, such as corporate documents and other briefing materials; an initial orientation session; follow-up one-on-one meetings with key personnel in the organization; and sponsorship of the new director by an existing corporate governance and nominating committee member to assist with integration. New directors are provided with relevant information including our publicly filed documents, business plans and budgets, corporate policies, technical reports, financial information, and recent board and corporate governance materials. Directors are encouraged to ask questions and communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation.

Continuing education is an important compliance requirement to promote the competence and integrity of board members. We have a continuing education program in place for our board of directors which is reviewed annually by the corporate governance and nominating committee to include relevant educational materials. The corporate governance and nominating committee verifies annually that board members have reviewed the continuing education materials.

Ethical Business Conduct

Ethical business behaviour is of great importance to the board of directors and management. We have instituted policies on disclosure, insider trading as well as a whistleblower policy for all personnel to report any fraudulent or illegal acts on an anonymous basis directly to the audit committee chair. The board of directors has also adopted a Code of Business Conduct and Ethics, or Code, intended to document the principles of conduct and ethics to be followed by our employees, officers and directors. A copy of our Code can be obtained under our profile on www.sedar.com, on our website at www.trilliumtherapeutics.com, or by written request to our Chief Financial Officer, at 96 Skyway Avenue, Toronto, Ontario, M9W 4Y9.

As some of our directors also serve as directors and officers of other companies engaged in similar activities, the board of directors must comply with the conflict of interest provisions of the Business Corporations Act (Ontario), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings which involve such conflict.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee shall be composed of at least two members of our board, all of whom are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2). In affirmatively determining the independence of any member of our corporate governance and nominating committee, our board must consider all factors specifically relevant to determining whether a director has a relationship to us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

All members of our corporate governance and nominating committee shall be “independent” as contemplated in National Instrument 58-101 – Disclosure of Corporate Governance Practices, such that all members of our corporate governance and nominating committee will have no direct or indirect relationship with us that could, in the view of our board of directors, be reasonably expected to interfere with the exercise of his or her independent judgment. The purpose of our corporate governance and nominating committee is to:

  assist our board of directors in identifying prospective director nominees and recommend to our board of directors the director nominees for each annual meeting of shareholders;
  recommend members for each board committee;
  ensure that our board of directors is properly constituted to meet its fiduciary obligations to the Corporation and its shareholders and that we follow appropriate governance standards;
  develop and recommend to our board of directors governance principles applicable to us;
  oversee the succession planning for senior management; and
  oversee the evaluation of our board of directors and management.

Our corporate governance and nomination committee members are Dr. Henry Friesen (chair), Dr. Michael Moore and Dr. Thomas Reynolds. Our board of directors has determined that each member of our corporate governance and nomination committee is independent within the meaning of such term in the rules of NASDAQ and Canadian provincial securities regulatory authorities.

Compensation Committee

Our compensation committee is required to be composed of at least two members of our board, all of whom are considered “independent” of our management in accordance with the provisions of Rule 10C-1(b)(1) under the Exchange Act and NASDAQ Stock Market Rule 5605(a)(2) and 5605(d)(2)(A). In affirmatively determining the independence of any member of our compensation committee, our board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the Corporation that is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Corporation to such director; and (ii) whether such director is affiliated with the Corporation, a subsidiary of the Corporation or an affiliate of a subsidiary of the Corporation. Our compensation committee is required to ensure that the compensation programs and values transferred to management through cash pay, share and share-based awards, whether immediate, deferred, or contingent are fair and appropriate to attract, retain and motivate management and are reasonable in view of company economics and of the relevant practices of other similar companies. Our compensation committee recommends to our board of directors compensation arrangements for board members.

Our compensation committee members are Dr. Michael Moore (chair), Dr. Robert Kirkman and Dr. Thomas Reynolds. Our board of directors has determined that each member of our compensation committee is independent within the meaning of such term in the rules of NASDAQ, the SEC and Canadian provincial securities regulatory authorities.

Relevant Education and Experience

The following describes the education and experience of each compensation committee member that is relevant in the performance of his responsibilities as a compensation committee member:

Dr. Michael Moore - Director

Dr. Moore is currently Chair of MISSION Therapeutics Limited, a UK drug discovery company targeting deubiquitinating enzymes for multiple disease indications. He also holds non-executive positions with other UK biopharmaceutical companies. From 2004 to 2013, Dr. Moore was non-executive chair of Trillium Privateco and from 2003-2008 Chief Executive Officer and director of PIramed Ltd, a UK-based biotechnology company developing small molecule drugs against the PI-3 kinase superfamily, which was acquired by Roche. Prior to PIramed, he held several progressive positions at Xenova Group plc (1988-2003), including Chief Scientific Officer and Research Director. Dr. Moore held a tenured Cancer Research Campaign position (1980) at the Paterson Institute for Cancer Research, was Honorary Reader in Immunology and Oncology at the University of Manchester Medical School (1986), and Editor-in-Chief of the British Journal of Cancer (1983). Dr. Moore received his PhD (Faculty of Pure Science) and DSc (Faculty of Medicine) from Nottingham University and has more than 150 scientific publications.

Dr. Thomas Reynolds - Director

Dr. Reynolds served as Chief Medical Officer of Seattle Genetics from March 2007 until his retirement in February, 2013. While at Seattle Genetics, he was responsible for building and leading an integrated clinical development, regulatory and medical affairs organization, highlighted by the development and approval of ADCETRIS. From 2002 to 2007, Dr. Reynolds served at ZymoGenetics (acquired by Bristol-Myers Squibb in 2010), most recently as Vice President, Medical Affairs, where he oversaw the clinical development and regulatory filing of RECOTHROM. Previously, he was Vice President, Clinical Affairs at Targeted Genetics, and before that he was at Somatix Therapy (acquired by Cell Genesys in 1997). Dr. Reynolds received his M.D., and Ph.D. in Biophysics, from Stanford University and a B.A. in Chemistry from Dartmouth College.

Dr. Robert Kirkman - Director

Dr. Kirkman’s qualifications are discussed above under audit committee – Relevant Education and Experience.

Other Committees

We may establish special committees from time to time to deal with specific matters.

For a description of the audit committee see above under “Audit Committee and Relationship with Auditors” and Schedule “A” hereto which contains a copy of the audit committee charter.

Assessments

The board of directors has developed a formal questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the board of directors as a whole, committees of the board, and the contribution of individual directors. These questionnaires, and the issues arising therefrom, are intended to be reviewed and assessed by the chair on an annual basis or more frequently from time to time as the need arises. The chair takes appropriate action as required based on the results obtained.

Director Tenure

Each of the persons elected as a director at the Meeting will serve until the close of our next annual meeting or until his or her successor is elected or appointed. The board has not adopted a term limit for directors. The board believes that the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members. The board relies on an annual director assessment procedure in evaluating board members and believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits.

Diversity

The corporate governance and nominating committee encourages diversity in the composition of the board and requires periodic review of the composition of the board as a whole to recommend, if necessary, measures to be taken so that the board reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the board as a whole. Accordingly, while the board has not adopted a written policy nor targets relating to the identification and nomination of women directors, the board does take into consideration a nominee’s potential to contribute to diversity within the board. Given that diversity is part of determining the overall balance, which includes gender, the board has not adopted a gender specific policy target. The board is actively seeking to propose a female nominee for the next board vacancy, provided that such nominee meets our needs in relation to her attributes and skills.

Consistent with our approach to diversity at the board level, our hiring practices include consideration of diversity across a number of areas, including gender. Of our 17 employees (excluding the executive team), 13 employees (or 76%) are women. As of December 31, 2014, one of the four (or 25%) of our executive officer positions are held by women. We do not have a target number of women executive officers. Given the small size of our executive team, we believe that implementing targets would not be appropriate. However, in our hiring practices, we consider the level of representation of women in executive officer positions.

ADDITIONAL INFORMATION

Additional information relating to us can be found on SEDAR at www.sedar.com. Financial information is provided in our audited consolidated financial statements for the year ended December 31, 2014 and the related Management’s Discussion and Analysis, or MD&A. Each of these documents is available on SEDAR at www.sedar.com and incorporated herein by reference.

Copies of these consolidated financial statements and MD&A may be obtained (in some cases upon payment of a reasonable charge if the request is made by a person or company that is not a securityholder of ours) upon written request to James Parsons, Chief Financial Officer, at: Trillium Therapeutics Inc., 96 Skyway Avenue, Toronto, Ontario, M9W 4Y9.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the directors.

DATED the 22nd day of April, 2015.

SCHEDULE “A”

TRILLIUM THERAPEUTICS INC.
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

Approved by the Board of Directors on August 11, 2014

POWER, AUTHORITY AND PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Trillium Therapeutics Inc. (together with its subsidiaries, the “Company”) is to assist the Board in:

  Overseeing the integrity of the Company’s financial statements and the Company’s accounting and financial reporting processes and financial statement audits.

  Overseeing the Company’s compliance with legal and regulatory requirements.

  Overseeing the qualifications and independence of the Company’s registered public accounting firm (independent auditor).

  Overseeing the performance of the Company’s independent auditor.

  Overseeing the design, implementation and on-going effectiveness of the Company’s systems of disclosure controls and procedures, risk management systems, internal control over financial reporting and compliance with ethical standards adopted by the Company.

The operation of the Committee shall be subject to the Bylaws of the Company, as in effect from time to time, and the rules and regulations promulgated by the Ontario Securities Commission, the Toronto Stock Exchange, the Securities and Exchange Committee and the NASDAQ Stock Market LLC (“NASDAQ”), as in effect from time to time. The Committee shall have the full power and authority to carry out the duties and responsibilities listed below.

While the Committee has the responsibilities and powers set forth in this charter (this “Charter”), it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for preparing the Company’s financial statements, and the Company’s independent auditor is responsible for auditing those financial statements.

The Committee has the authority to undertake the specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe. It is acknowledged, however, that all of the areas of oversight listed below may not be relevant to all of the matters and tasks that the Committee may consider and act upon from time to time, and the members of the Committee in their judgment may determine the relevance thereof and the attention such items will receive in any particular context.

The Committee shall have the power and authority to act independently of management, conduct investigations into any matters within its scope of responsibility, hire and obtain advice from its own outside legal, accounting or other advisors who will report solely to the Committee, set and pay the compensation for any advisors employed by the Committee and communicate directly with internal and external auditors.

Committee members and the Committee Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time, on the recommendation of the Compensation Committee.

COMPOSITION

The Committee shall be comprised of a minimum of three members, each of whom, in the determination of the Board, satisfies the independence, financial literacy and experience requirements of applicable U.S. and Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

In particular:

1.

each member shall be (a) an “Independent Director,” as defined in NASDAQ Marketplace Rule 5605(a)(2), and (b) “independent” within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the determination of independence will be affirmatively made by the Board annually, provided that the Board may elect to take advantage of any exemption from such requirements provided in the NASDAQ rules or the Exchange Act;

2.

each member shall meet the independence and financial literacy requirements set forth in Canadian National Instrument 52-110 Audit Committees and such additional criteria for independence as the Board may establish;

3.	each member shall not have participated in the preparation of the financial statements of the Company (or any then current subsidiary of the Company) at any time during the past three years;

4.

each member shall be able to read and understand fundamental financial statements in accordance with the audit committee requirements for companies listed on NASDAQ in NASDAQ Marketplace Rule 5605(c)(2)(A)(iv); and

5.

at least one (1) member shall, in the judgment of the Board, be an “audit committee financial expert” within the meaning of such term in Item 407(d) of Regulation S-K of the U.S. Securities and Exchange Commission (“SEC”).

The chairperson of the Committee (the “Chair”) will be appointed by the Board on the recommendation of the Corporate Governance and Nominating Committee and will serve at the discretion of the Board, and all members will serve at the pleasure of the Board, continuing as a member of the Committee until resignation or replacement. The Board may fill vacancies on the Committee by appointment, on the recommendation of the Corporate Governance and Nominating Committee, from qualified members of the Board.

The designation of the Chair shall occur annually at the first meeting of the Board after a meeting of shareholders at which Directors are elected. If the Chair is not so designated, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

COMMITTEE FUNCTION AND PROCESS

The Committee will meet at least once each fiscal quarter. The Committee may establish its own schedule and call additional meetings as it deems necessary to fulfill its responsibilities. The Committee shall fix its own rules of procedure, which shall be consistent with the Bylaws of the Company and this Charter. A majority of the Committee members, but not less than two, shall constitute a quorum. Committee meetings may be attended in person or by telephone or video conferencing or any other electronic means of communication. The Committee may request that any directors, officers or employees of the Company, or other persons whose advice and counsel are sought by the Committee, attend any meeting to provide such information as the Committee requests. The Committee may take action by unanimous written consent when deemed necessary or desirable by the Committee or its Chair, subject to the requirements of any applicable law, regulation or rule.

The Committee Chair will approve the agenda for the Committee’s meetings and any member may suggest items for consideration. Committee members may raise any subjects that are not set on the agenda by the Committee Chair. Each regularly scheduled meeting will conclude with an executive session of the Committee absent members of management.

The Committee will meet separately with the Chief Executive Officer and the Chief Financial Officer at such times as it deems appropriate to review the financial affairs of the Company. The Committee will meet separately with the independent auditor and without management present, at such times as it deems appropriate, but not less than quarterly, to fulfill the responsibilities of the Committee under this Charter.

The independent auditor shall receive notice of each meeting of the Committee and shall be entitled to attend and be heard at any such meeting at the Company's expense.

The Committee shall maintain copies of minutes of each meeting and each written consent to action taken without a meeting, reflecting the actions so authorized or taken by the Committee. After approval, the minutes shall be signed by the Chair or Secretary of the meeting and a copy of the minutes and all consents shall be placed in the Company’s minute book.

The Committee will summarize its examinations and recommendations to the Board as may be appropriate, consistent with this Charter.

ROLE OF THE CHAIR

The Chair’s primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and working effectively. More specifically, the Chair shall:

1.	chair meetings of the Committee;

2.	in consultation with the Chair of the Board, the members, and the Chief Financial Officer, set the agendas for the meetings of the Committee;

3.

in collaboration with the Chair of the Board, the Chief Executive Officer, and the Chief Financial Officer, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to members in advance of such meetings in order that members may properly inform themselves on matters to be acted upon;

4.	assign work to members;

5.	act as liaison and maintain communication with the Chair of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee; and

6.	provide leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate.

DUTIES AND RESPONSIBILITIES

The Committee shall:

1.

Be responsible for overseeing the design, implementation and on-going effectiveness of policies and procedures for providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

2.

Periodically review the adequacy and effectiveness of the Company’s system of internal control over financial reporting and disclosure controls and procedures, by meeting with the Company’s management, the independent auditor and the Chair of the Disclosure Committee to review the adequacy and effectiveness of such controls; and review before its release the disclosure regarding such system of internal control and disclosure controls required to be contained in the Company’s periodic filings and the attestations or reports by the independent auditor relating to such disclosure.

3.

Review with the chief executive officer, the chief financial officer, and the independent auditor: (i) all significant deficiencies and material weaknesses in the design or operation of the Company’s internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits with applicable securities regulators within the required time periods, and (ii) any fraud, whether or not material, that involves management of the Company or other employees who have a significant role in the Company’s internal controls.

4.

Be directly responsible, in its capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the selection, nomination, retention, termination and oversight of the work of any independent auditor (including the resolution of disagreements between management and the independent auditor regarding financial reporting) engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The Committee shall recommend to the Board the independent auditor to be nominated for approval by the shareholders and the compensation of the independent auditor. Each such independent auditor shall report directly to the Committee.

5.

Pre-approve all audit services to be provided to the Company by the independent auditor, and pre- approve, or establish policies and procedures for the review and pre-approval of all permitted non-audit services to be provided to the Company by the independent auditor.

6.

Review and provide guidance with respect to the external audit and the Company’s relationship with its independent auditor by (a) reviewing the independent auditor’s proposed audit plan (including scope, fees and schedule), approach and independence; (b) obtaining on a periodic basis, but no less frequently than annually, a formal written statement from the independent auditor delineating all relationships between the independent auditor and the Company concerning auditor independence; being actively engaged in dialogue with the independent auditor with respect to any disclosed relationship or services with the Company that may impact the objectivity and independence of the independent auditor, presenting this statement to the Board, and to the extent there are relationships, monitoring and investigating them; (c) taking, or recommending to the Board to take, appropriate action to oversee the independence of the independent auditor; (d) reviewing the independent auditor’s peer review conducted every three (3) years and any publicly available inspection report on the independent auditor issued by the Public Company Accounting Oversight Board; (e) discussing with the Company’s independent auditor the financial statements and audit findings, including any significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management; (f) reviewing with both management and the independent auditor the appropriateness and acceptability of the Company’s critical accounting policies and any proposed changes thereto; and (g) reviewing reports submitted to the audit committee by the independent auditor in accordance with the applicable regulatory requirements.

7.	Review any problems experienced by the independent auditor in performing audits.

8.

Review and discuss with management and the independent auditor, and approve the annual audited financial statements and quarterly unaudited financial statements, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” prior to filing with regulatory authorities.

9.	Recommend to the Board the approval and filing of the annual audited financial statements.

10.

Periodically review and discuss with the Chair of the Disclosure Committee the disclosures contained in the Company’s filings with the regulatory authorities prior to filing and the processes and procedures followed to ensure the accuracy of such disclosure.

11.

Direct the Company’s independent auditor to review before filing with all regulatory authorities the Company’s interim financial statements, using professional standards and procedures for conducting such reviews.

12.	Conduct a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditor.

13.

Review all material written communications between the independent auditor and management, including post audit or management letters containing recommendations of the independent auditor, management’s response and follow up with respect to the identified weaknesses.

14.	Review before release any press release including annual and quarterly results or forecasts.

15.

Satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (including, without limitation, the use of “pro forma” or non-GAAP financial information), other than the public dissemination referred to in the foregoing paragraph, and periodically assess the adequacy of those procedures.

16.	Oversee compliance with the regulatory requirements for disclosure of auditor’s services and audit committee members, member qualifications and activities.

17.

Review and reassess the adequacy of the Whistleblower Policy, the Auditor Services Pre- Approval Policy, and the Corporate Disclosure and Confidentiality Policy on at least an annual basis and recommend any proposed changes to the Board for approval. .

18.	Review, in conjunction with counsel, any legal matters that could have a significant impact on the Company’s financial statements.

19.

Engage, as appropriate, outside legal, accounting and other advisors, with (a) the authority to retain such counsel or other advisors as the Committee may deem appropriate in its sole discretion, and (b) the sole authority to determine funding, approve fees and retention terms for such counsel and advisors.

20.

The Company shall provide appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of (i) compensation to any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) compensation to any advisors employed by the Committee pursuant to the foregoing paragraph; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

21.	Review and approve in advance any proposed related-party transactions, and report any such transactions to the Board.

22.

Review and reassess the adequacy of the Audit Committee charter, structure, processes and membership requirements on at least an annual basis and recommend any proposed changes to the Board for approval.

23.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

24.	Review, approve and monitor the Company’s investment portfolio, cash management objectives, and exposure to market risk.

25.	Review the effectiveness of the Company’s risk management system to assure that material risks are identified and appropriate risk management processes are in place.

26.	Review and discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

27.

Review with management and the external auditor the presentation and impact of significant risks and uncertainties associated with the Company’s business, all alternative treatments of financial information with generally accepted accounting principles that have been discussed with management, the material assumptions made by management relating to them and their effect on the Company’s financial statements.

28.	Periodically review the Company’s practices to maintain the security of its information technology systems.

29.	Ensure the regular rotation of the lead audit partner, the concurring partner and other audit partners engaged in the Company’s annual audit to the extent required by applicable law;

30.	Perform an evaluation of its performance at least annually to determine whether it is functioning effectively.

31.

Establish, or review and approve, in accordance with applicable law, hiring policies for partners, employees or former partners and employees of the present and former independent auditor and oversee the hiring of any personnel from the independent auditor into positions within the Company.

32.

Obtain assurance from the independent auditor that disclosure to the Committee is not required pursuant to the provisions of the Exchange Act regarding the discovery of illegal acts by the independent auditor.

33.	Review management’s processes in place to prevent and detect fraud.

34.	Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the independent auditor

35.	Review with the chief executive officer and the chief financial officer their certifications required to be included in periodic reports filed with securities regulators.

36.	Perform any other activities consistent with this Charter, the Company’s bylaws and governing laws that the Board or the Committee determines are necessary or appropriate.

DELEGATION OF AUTHORITY

The Committee may, in accordance with law, delegate to one or more independent members of the Committee the authority to pre-approve audit and permitted non-audit services, provided that such pre-approval decision is presented to the full Committee at its first scheduled meeting following such pre-approval.

RESOURCES AND ADDITIONAL AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities in accordance with this Charter.